January 14, 2025

Paul Huynh
Counsellor (Finance)
Canada
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001

Paul Denaro
Counsel
Milbank LLP
55 Hudson Yards
New York, NY 10001

       Re: Canada
           Registration Statement under Schedule B
           Filed December 20, 2024
           File No. 333-261833
           _
           Form 18-K for the year ended March 31, 2024
           Filed December 19, 2024
           File No. 033-05368
Dear Paul Huynh and Paul Denaro:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to this letter, we may have additional comments.

Schedule B filed December 20, 2024
Tax Matters, page 6

1. It appears Canada and U.S. tax counsel are filing short-form opinions, as the tax
 January 14, 2025
Page 2

       opinions filed as Exhibits 8.1 and 8.2 each refer to the relevant discussion in the Tax
       Matters section. Accordingly, please revise both the tax opinions and the
       relevant sections of the Tax Matters discussion to clearly state that the disclosure in this section of the prospectus is the opinion of counsel and name counsel in this discussion. Please also revise this section to identify the specific tax issue on which counsel is opining and remove references throughout that the discussion is a
       "summary." Please further revise Exhibit 8.1 to remove references that suggest you are filing a long-form opinion, such as the statement that counsel has relied on
       "statements contained in the registration statement" and that the exhibit provides
       "conclusions set forth herein." Alternatively, please have counsels revise to provide long-form opinions. Please see Section III.B.2, III.C.1 and III.C.2 of Staff Legal
       Bulletin No. 19.
2.     You state on page 6 that "the following constitutes a summary of the principal
       Canadian federal income tax consequences" and on page 8 that "[t]he following is a summary of certain material U.S. federal income tax considerations." Please revise
       this section to remove the terms "certain    or    principal    in this
introductory language
       and confirm the discussion includes all material tax consequences. Please see Section
       III.C.1 of Staff Legal Bulletin 19.
General

3. Please revise the Public Official Documents section of your Form 18-K to provide context for Exhibits C-1, C-2, C-3, C-4, C-5 and D. For example, background on
       Exhibit C-4 is located on page 16 of Exhibit D which states that "[t]he considerations for overall resource availability and demands for new policies and programs are reconciled through the establishment of five year economic and fiscal projections reflecting Government priorities. The projections are released in an Economic and
       Fiscal Update (or Fall Economic Statement) in the fall to update Canadians on the
       government   s economic and fiscal position in the lead-up to the annual budget."
       Please revise to include this description and other important information about these exhibits in your Form 18-K. As these exhibits contain some overlapping information, please address significant differences between these exhibits in your revisions.
4. You provide a geographical distribution of your merchandise trade on page 12 of
       Exhibit D. This table states "Other" countries account for 7.8 percent of exports and
       11.3 percent of imports. Similarly, you provide a table of the share of total service exports and imports by country on page 12, with "Others" comprising 32.2 and 22.2 percent. If practicable, please provide, with quantitative or qualitative disclosure, the significant countries in these "Other" categories. Please see Item 9 of Form 18-K.

5. You state in Exhibit D that the Bank of Canada "is not required to maintain gold or foreign exchange reserves against its liabilities" and cross-reference to disclosure on page 15 of this exhibit for disclosure required under Item 8 of Form
18-K.
       Please clarify whether or not the Bank of Canada holds any gold reserves or whether any further gold stock is held by the registrant.
6. The table on page 13 of Exhibit D discloses sizeable variances between periods for foreign portfolio investment and other foreign investment. For example, foreign
 January 14, 2025
Page 3

       portfolio investment decreased from $138.6 billion in 2022 to $32.8 billion in 2023 and increased from $20.4 billion for the first three quarters of 2023 to $141.9 billion for this same period in 2024. Other foreign investments increased from $82.8 billion in 2022 to $299.9 billion in 2023 and decreased from $134.9 billion or the first three quarters of 2023 to -$78.4 billion for this same period in 2024. Please clarify what other foreign investments are comprised of and the reasons for these variances between periods for these two line items.
7. You provide a Recent Developments section in your Form 18-K filed on December
       19, 2024 that discusses potential tariffs on Canadian goods. Since this time, please clarify whether there have been further recent developments as it relates to potential tariffs and any impact of potential tariffs on specific sectors (e.g., energy, metals and mining, timber, cars).
8. Please update your Form 18-K disclosure, to the extent material, to discuss recent governmental and parliamentary changes.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Angie Kim at 202-551-3535 or Michael Coco at 202-551-3253 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
International Corporate
                                                              Finance